Philips agrees to reduce its stake in TPV Technology to below 3%

January 29, 2010

Amsterdam, The Netherlands — Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced it has agreed to sell a majority of its stake in Hong Kong-based technology provider TPV Technology Ltd. (0903.HK) to CEIEC (H.K.) Ltd., a subsidiary of CEC / Great Wall, in an off-market transaction. This transaction, which is subject to the buyers obtaining applicable consents, authorizations and approvals from the relevant government authorities of the People Republic of China, represents 9.47% of TPV’s issued share capital and reduces Philips’ shareholding to 2.99%.

The sale, which is expected to have a break-even impact on our results, will provide Philips with net proceeds of approximately EUR 95 million to be recognized in the first quarter of 2010. As a result of this transaction, which is in line with Philips’ communicated strategy to dispose of non-core shareholdings, the accounting treatment of the remaining stake in TPV will be changed from equity accounting into fair value accounting applicable for available-for-sale financial assets.

TPV also proposes to issue new shares to a new shareholder which will dilute Philips shareholding to approximately 2.69% of TPV’s issued share capital after the completion of both transactions. Philips also holds options on shares of TPV through a convertible bond issued to Philips in September 2005, with a face value of USD 211 million, representing a potential ownership of approximately 310 million new TPV shares.

For more information, please contact:
Joon Knapen
Philips Corporate Communications
Tel: +31 20 59 77477
Email: joon.knapen@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 23 billion in 2009, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

The offer and sale of securities referred to in this press release have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Act”), or under any other applicable securities laws. They may not be sold, transferred, offered for sale, pledged, or hypothecated or otherwise disposed of unless registered under the Act or pursuant to an exemption from the registration requirements of the Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.